UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of OCTOBER, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  October 12, 2006                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director and CFO

                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

                 HALO OBTAINS SUPPORT OF GOVERNMENT OF CANADA IN
                  SEARCH FOR NEW DEPOSITS AT SHERRIDON PROJECT

VANCOUVER, BRITISH COLUMBIA, OCTOBER 12, 2006- MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that Halo has agreed to conduct joint research in the Geological Survey of Canada's Flin Flon Project, part of the Government of Canada's national Targeted Geoscience Initiative III (TGI-3) Program. The Flin Flon Project is a five year integrated geoscience study aimed at helping in the discovery of significant new base metal deposits in established mining communities of the Flin Flon-La Ronge-Lynn Lake district of northern Manitoba and Saskatchewan. These studies range from regional to local in scope, the latter including detailed studies at Flin Flon and the newly-approved work at Sherridon.

Halo's Sherridon property, located in northern Manitoba, covers an area of 188 sq km, including the former Sherritt-Gordon Mines operated copper-zinc mine which produced from 1933 to 1950. The property is considered by Halo to be highly prospective for new VMS discoveries and is linked by road and rail to Hudson Bay Mining and Smelting Co., Limited's Flin Flon mining and metallurgical complex approximately 70 km to the southwest. Halo believes that the involvement of technical experts from the provincial and federal governments and from Academia will bring significant benefit to its exploration efforts at Sherridon.

The Flin Flon TGI-3 Project has been developed through joint provincial-federal-industry consultation and is being delivered as a fully integrated partnership, including the Manitoba and Saskatchewan Geological Surveys and the Geological Survey of Canada. A number of university researchers are also part of the geoscience team. The Project Advisory Committee representing all partners in the project recently approved the joint research project with Halo Resources Ltd. in the Sherridon area. Halo joins an active group of industry collaborators in the TGI-3 Flin Flon project, including Inco Limited, North American Palladium Ltd., Trans America Industries Ltd., Uravan Minerals Inc., and Wallbridge Mining Company Limited in the Lynn Lake (Manitoba) -Rottenstone (Saskatchewan) area, and Hudson Bay Mining and Smelting Co., Limited in the Flin Flon region.

It is anticipated that the research at Sherridon will involve geophysical and structural modeling of the rock units that host copper-zinc deposits in the area, as well as other geological studies on the nature of the host rocks. Halo Resources Ltd. will provide proprietary geophysical data and logistical support to TGI-3 scientists. The VMS deposits are hosted in complexly folded high grade metamorphic gneiss. A recently completed helicopter-borne deep penetration/high resolution AEM survey outlined several new conductive zones, untested by drilling, which could represent VMS style copper-zinc deposits. Key to effective drill testing is the selection of the best conductors with the most suitable geological attributes for hosting VMS style mineralization.

Halo's Management places great importance on engaging its technical staff collaboratively with technical experts from the provincial and federal governments and from Academia. The national Targeted Geoscience Initiative III (TGI-3) Program is well suited to achieve this collaboration in the fields of structural, lithostratigraphic and geophysical studies. These activities are necessary to establish the detailed geological framework of the most prominent conductors for future drill testing.

ABOUT TARGETED GEOSCIENCE INITIATIVE

The Government of Canada committed $25M over five years to extend the mission of the Targeted Geoscience Initiative Program with a focus on base metal reserves in established mining communities. Project areas include; Southern B.C, Central

Manitoba-Saskatchewan, Abitibi and Central Newfoundland. The Targeted Geoscience Initiative (TGI) provides integrated geoscience knowledge pertaining to areas of high base metal potential, with the intent of stimulating private-sector resource exploration. TGI is, by definition, a partnership program, delivered in collaboration with provincial geological surveys with participation by industry and universities. TGI outputs and outcomes for 2005-2010 will be delivered through projects that are part of the TGI3 Program. COMMITTED OUTPUTS o Integrated compilations of existing industry and government data in selected mining districts o Targeted new geological, geophysical and geochemical maps o New and improved methods for mapping hidden and deep-seated base metal deposits
o Three-dimensional knowledge cubes in areas of highest base metal potential o Short courses on TGI3 results for existing exploration experts o New highly qualified personnel for base metal exploration COMMITTED OUTCOMES o Increased private sector base metal exploration due to reduced exploration risk o Increase the pool of highly qualified people available to the industry o Increased exploration success and discovery rates for base metals o Discovery of 3-5 significant new base metal targets in TGI Program areas QUALIFIED PERSON

Eckart Buhlmann, a principal of Buhlmann & Associates Inc. and a "qualified person" as defined in NI 43-101, has reviewed this news release and has verified the technical information provided herein.

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Red Lake Project, which is a gold exploration project, Quarter Moon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/  Marc Cernovitch
----------------------------------
Marc Cernovitch, President and CEO


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Halo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

For further information, please contact:


Marc Cernovitch, President & CEO
Halo Resources Inc. Tel: 604-484-0068
Fax: 604-484-0069 Toll Free: 1-866-841-0068
mcernovitch@halores.com